UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42553

BAIYA INTERNATIONAL GROUP INC.

(Translation of registrant’s name into English)

5Q, No. 5 Golf Avenue

Guangpei Community, Guanlan Street

Longhua District, Shenzhen, China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Entry into a Material Agreement

On July 2, 2026, Baiya International Group Inc. (the “Company”) entered into a Stock Purchase Agreement (the “Agreement”) with Shengshi International Group Inc. (“Acquiror”) and Starfish Technology-FZE (the “Target Company”), pursuant to which the Company sold all of its equity interests in the Target Company to the Acquiror for a cash consideration of US$1,000,000.

Previously, under the prior stock purchase agreement dated September 19, 2025 (the “Prior Agreement”) entered into by and between the Company and the prior shareholders of the Target Company, the equity interests of the Target Company shall be transferred from such prior shareholders to the Company. Under the new Agreement, the equity interests of the Target Company shall be transferred to the Acquiror (Shengshi International Group Inc.), and the Acquiror shall pay a cash consideration of US$1,000,000 to the company.

The foregoing description is qualified in its entirety by reference to the full text of the Agreement, a copy of which is attached as Exhibit 10.1 to this report.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. These statements involve risks and uncertainties that could cause actual results to differ materially, including risks discussed under the “Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are based on information available as of the date hereof, and expectations, forecasts and assumptions as of that date, involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Exhibits.

Exhibit No.	Description
10.1	Stock Purchase Agreement dated July 2, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 6, 2026	BAIYA INTERNATIONAL GROUP INC.

	By:	/s/ Linxi Xie
Linxi Xie
Chief Executive Officer

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